03014290

RECEIVED MAR 0 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Federal Street 11th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields 617-946-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Valorie, Thomas C.
(Name – *if individual, state last, first, middle name*)

253 Main Street	Milford	MA	01757
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas J. Shields
Signature

President
Title

Richard W. Newman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. – N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

February 10, 2003

Shields Securities, Inc.
150 Federal Street
11th Floor
Boston, MA 02110

We have made a study and evaluation of the system of internal accounting control of Shields Securities, Inc. in effect at December 31, 2002. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Shields Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure as of December 31, 2002 or since the previously audited financial statements of December 31, 2001 dated January 16, 2002 that we consider to be material weaknesses as defined above.

Thomas C. Valorie, CPA, P.C.

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas C. Valorie, CPA, P.C.

Milford, Massachusetts
February 10, 2003

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002 AND 2001
(see accountants' report)

ASSETS

	2002	2001
Current assets:		
Cash	$ 0	$ 349
Marketable securities (Note 3)	41,319	54,076
Prepaid insurance	336	194
Total assets	$ 41,655	$ 54,619

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$ 275	$ 235
MA corporate excise tax payable	456	456
Note payable - officer	0	6,465
Current portion of note payable (Note 4)	688	0
Total current liabilities	1,419	7,156
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	30,236	37,463
Total stockholder's equity	40,236	47,463
Total liabilities and stockholder's equity	$ 41,655	$ 54,619

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(see accountants' report)

	2002	2001
Income	$ 0	$ 0
Operating expenses:		
Professional fees	3,165	2,035
Broker/Dealer fees	1,882	1,990
Insurance	261	253
Miscellaneous	165	0
Dues, licenses & fees	125	85
Office supplies and expenses	87	0
Bank charges	25	0
Total operating expenses	5,710	4,363
Operating income (loss)	(5,710)	(4,363)
Other income and expenses (see page 6)	(1,061)	1,605
Net income before income taxes	(6,771)	(2,758)
Massachusetts corporate excise tax (Note 5)	(456)	(456)
Net income (loss)	(7,227)	(3,214)
Retained earnings, beginning	37,463	40,677
S Distribution	0	0
Retained earnings, ending	$ 30,236	$ 37,463

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(see accountants' report)

	2002	2001
Net cash flows from operating activities:		
Net income (loss)	$ (7,227)	$ (3,214)
Adjustments for differences between income flows and cash flows from operating activities:		
Increase in accounts payable	40	(314)
Increase in prepaid insurance	(142)	253
Decrease in MA corporate excise tax payable	0	(456)
Net cash flow used in operating activities	(7,329)	(3,731)
Cash flows from investing activities:		
Decrease in marketable securities	12,757	1,482
Net cash flow provided by investing activities	12,757	1,482
Cash flows from financing activities:		
Increase in note payable	688	0
Decrease in note payable-officer	(6,465)	2,240
Net cash flow provided by financing activities	(5,777)	2,240
Net increase (decrease) in cash	(349)	(9)
Cash, beginning	349	358
Cash, ending	$ 0	$ 349

(See notes to financial statements)

SHIELDS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1 - The company's principle business activity is as follows:

The company provides investment broker advisory, counseling and trading services.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Marketable securities:

Marketable securities are carried at the lower of cost or market.

	2002	2001
Cost	$ 44,185	$ 55,206
Market value	$ 41,319	$ 54,076
Unrealized gain (loss)	$ (2,866)	$ (1,130)

4 - Note Payable:

	Current Portion	Long-term Portion	Total Notes Payable
Demand note payable, monthly payments of interest only at 9.75%, unsecured.	$ 688	$ 0	$ 688

5 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

SHIELDS SECURITIES, INC.
SCHEDULES OF OTHER INCOME AND EXPENSES
YEARS ENDED DECEMBER 31, 2002 AND 2001
(see accountants' report)

	2002	2001
Other income:		
Interest income	$ 679	$ 870
Dividend income	0	1,863
Long-term capital gains	0	2
Total other income	679	2,735
Other expenses:		
Unrealized capital losses	1,735	1,130
Interest expense	5	0
Total other expenses	1,740	1,130
Total other income and expenses	$ (1,061)	$ 1,605

(See notes to financial statements)

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

February 10, 2003

To the Directors of
Shields Securities, Inc.

We have prepared the following net capital reconciliation for Shields Securities, Inc. as of December 31, 2002 as pursuant to code section 15c3-1 of the Securities Exchange Commission.

Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	10,000
Retained earnings	30,236
Subtotal	40,236
Add:	
Accounts payable	275
MA corporate excise tax payable	456
Less disallowed assets:	
Prepaid insurance	(336)
Haircuts	(1,369)
Net capital reconciled	$ 39,262
Net capital per Focus Report-Part IIA (as amended to reflect audit results, see page 2 for adjustments	$ 39,262

Respectfully submitted,

Thomas C. Valorie, CPA, P.C.

Thomas C. Valorie, CPA, P.C.

Retained earnings per Shields Securities, Inc. as of 12/31/02 before audit results.	$ 30,590
Off-setting adjustments to Owner's Equity from audit results:	
Increase in Cash	658
Increase in Prepaid Insurance	257
Increase in Accounts Payable	(125)
Increase in MA corporate excise tax payable	(456)
Increase in Note Payable	(688)
Retained earnings as of 12/31/02 after audit results.	30,236
Common Stock	10,000
Subtotal	40,236
Add:	
Accounts Payable	275
MA corporate excise tax payable	456
Less disallowed assets:	
Prepaid Insurance	(336)
Haircuts	(1,369)
Net capital reconciled	$ 39,262

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 28, 2003

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(F) Shields Securities, Inc. has Liabilities of $1,418.93 per our December 31, 2002 Balance Sheet.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 28, 2003

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(H) Shields Securities, Inc. has no reserve requirements pursuant to Rule 15c3-3.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 28, 2003

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(I) Shields Securities, Inc. is the introducing broker to Cantella & Company, Inc. which now clears all of its trades through National Financial Services, Inc., a Fidelity Investments affiliate. Shields Securities, Inc. does not have possession or control of securities at any time. This process is managed for Shields Securities, Inc. by National Financial Services, Inc.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 28, 2003

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(J) There is no need to reconcile the audited and unaudited Statements of Financial Condition since there are no consolidation adjustments.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 28, 2003

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(K) There is no need to reconcile the audited and unaudited Statements of Financial Condition since there are no consolidation adjustments.

Sincerely,

Thomas J. Shields
President